

Ford Motor Company Reports Fourth Quarter and Full Year 2017 Results; Revenue Up, Net Income Higher, Adjusted Pre-Tax Profit Lower

2017 FOURTH QUARTER & FULL YEAR FINANCIAL RESULTS

	Revenue (GAAP)	Net Income (GAAP)	Adjusted Pre-Tax Profit (Non-GAAP)	EPS (GAAP)	Adjusted EPS (Non-GAAP)	Automotive Operating Margin (GAAP)	Automotive Cash Flow (GAAP)
4Q 2017	$41.3B	$2.4B	$1.7B	$0.60	$0.39	3.7%	$2.3B
B/(W) 4Q 2016	$2.6B	$3.2B	$(0.4)B	$0.80	$0.09	(2.0) ppts	$0.8B
FY 2017	$156.8B	$7.6B	$8.4B	$1.90	$1.78	5.0%	$3.9B
B/(W) FY 2016	$5.0B	$3.0B	$(1.9)B	$0.75	$0.02	(1.7) ppts	$(2.5)B

HIGHLIGHTS 4Q 2017*

- Company revenue was up 7%, driven by higher wholesale volume
- Fourth quarter net income was $2.4B, up $3.2B year over year due to lower remeasurement loss on pension and OPEB plans and favorable tax planning; EPS of $0.60, up $0.80 year over year
- Adjusted pre-tax profit was $1.7B, down $0.4B, due to higher commodity cost and adverse exchange. Adjusted EPS was $0.39, up $0.09 year over year due to favorable tax planning
- Adjusted pre-tax profit driven by North America and Ford Credit
- Cash and liquidity remain strong, with Automotive cash at $26.5B
- Ford Credit pre-tax profit of $610M, up 53% year over year

HIGHLIGHTS FULL YEAR 2017*

- Company full year revenue up 3%, with full year average transaction prices in the U.S. up $1,300 – more than twice the industry average
- Net income was $7.6B, up 65% from a year ago, supporting $500M supplemental cash dividend or $0.13 per share
- Ford Credit pre-tax profit was $2.3B, up 23% from a year ago; ranked highest in U.S. consumer financing satisfaction by J.D. Power
- Profit sharing payments to more than 54,000 eligible hourly UAW-represented employees; approximately $7,500 for employees on a full-year basis
- For 2018: 23 global products to be launched; expect adj. EPS in the range of $1.45 to $1.70, assuming adj. effective tax rate of about 15%

PRODUCT AND OTHER HIGHLIGHTS



F-Series

F-Series
F-Series sales totaled 896,764 pickups for the year, marking its 41st year as America's best-selling pickup, up 9.3 percent over 2016. 2017 marked the best annual sales performance since 2005, while F-Series ATPs were up $3,200 for the year.



Ford Transit Connect

Sales Leadership
In 2017, Ford achieved its eighth consecutive year as the best-selling brand in the U.S. In Europe, Ford retained the title of commercial vehicle leader for the third straight year. Lincoln set an annual sales record in China with a 66% gain year over year.



Ford Fusion AV Test Vehicle

Mobility / Connectivity
In December, announced increased investment in Flat Rock, Michigan plant to manufacture a purpose-built autonomous vehicle. And in October, announced that by 2019, 100 percent of Ford's new U.S. vehicles will be built with connectivity, and 90 percent globally by 2020.



"In 2017, we made tremendous progress in laying the foundation for our strategy – smart vehicles for a smart world – from accelerating our connected vehicles plans to expanding our AV and EV work. As we move into 2018, we are intensely focused on improving the operational fitness of our business to deliver strong results while continuing to build toward our vision of the future."

Jim Hackett, President & CEO



"Our balance sheet remains strong and we are focused on improving the company's fitness to strengthen future results. We remain committed to providing value to our shareholders including expected distributions totaling about $3.1 billion in 2018."

Bob Shanks
Executive Vice President & CFO

* See endnote on page 4.
For news releases, related materials and high-resolution photos and video, visit www.media.ford.com.
Follow at www.facebook.com/ford, www.twitter.com/fordir or www.youtube.com/fordvideo1

Ford Motor Company 4Q / FY January 24, 2018

AUTOMOTIVE SEGMENT RESULTS

	Wholesales	Revenue (GAAP)	Market Share	Operating Margin (GAAP)	Pre-Tax Profit (GAAP)		Wholesales	Revenue (GAAP)	Market Share	Operating Margin (GAAP)	Pre-Tax Profit (GAAP)
4Q 2017	1,749K	$38.5B	6.6%	3.7%	$1.4B	FY 2017	6,607K	$145.7B	7.0%	5.0%	$7.3B
B/(W) 4Q 2016	42K	$2.5B	(0.1) ppts	(2.0) ppts	$(0.6) B	B/(W) FY 2016	(44)K	$4.2B	(0.2) ppts	(1.7) ppts	$(2.2)B

	Wholesales	Revenue	Market Share	Operating Margin	Pre-Tax Results

North America

- In 4Q, top-line metrics up year over year, including market share
- Wholesale volume was up 5%, driven by higher share in the U.S. and favorable change in dealer stocks
- Revenue was up 4% from a year ago due to higher volume
- Higher share driven by U.S. fleet and SUV retail share
- Lower year-over-year profit, driven by Expedition and Navigator launch effects and higher commodity and warranty cost

	Wholesales	Revenue	Market Share	Operating Margin	Pre-Tax Results
4Q 2017	739K	$24.1B	13.7%	6.8%	$1.6B
B/(W) 4Q 2016	36K	$1.0B	0.6 ppts	(1.7) ppts	$(0.3)B
FY 2017	2,967K	$93.5B	13.9%	8.0%	$7.5B
B/(W) FY 2016	(52)K	$0.9B	-- ppts	(1.7) ppts	$(1.5)B

South America

- In 4Q, pre-tax loss improved 33% from a year ago as macroeconomic conditions continue to improve
- Revenue in the quarter was up due to volume and pricing
- Marked fifth consecutive quarter of improved operating margin and pre-tax results

	Wholesales	Revenue	Market Share	Operating Margin	Pre-Tax Results
4Q 2017	107K	$1.7B	8.9%	(11.6)%	$(197)M
B/(W) 4Q 2016	17K	$0.3B	0.1 ppts	9.5 ppts	$96M
FY 2017	373K	$5.8B	8.9%	(13.4)%	$(784)M
B/(W) FY 2016	48K	$1.0B	0.1 ppts	9.6 ppts	$325M

Europe

- In 4Q, the top-line metrics were up year over year, while bottom line was lower due to Brexit effects, higher warranty and commodity costs
- Higher revenue driven by favorable mix as well as higher volume and net pricing
- Commercial vehicle share improved and Ford remained Europe's best-selling commercial vehicle brand for the sixth consecutive quarter

	Wholesales	Revenue	Market Share	Operating Margin	Pre-Tax Results
4Q 2017	416K	$8.1B	7.4%	0.7%	$56M
B/(W) 4Q 2016	26K	$0.9B	-- ppts	(1.6) ppts	$(110)M
FY 2017	1,582K	$29.7B	7.5%	0.8%	$234M
B/(W) FY 2016	43K	$1.2B	(0.2) ppts	(3.4) ppts	$(971)M

Middle East & Africa

- In 4Q, pre-tax results were flat, while wholesales were down
- Top line was down due to lower wholesale volume, largely reflecting an unfavorable change in dealer stocks and lower industry volume
- Market share was lower due to unfavorable market mix; share improved in markets where we participate, driven by the Middle East

	Wholesales	Revenue	Market Share	Operating Margin	Pre-Tax Results
4Q 2017	35K	$0.8B	4.4%	(8.8)%	$(70)M
B/(W) 4Q 2016	(6)K	$(0.1)B	(0.1) ppts	(1.5) ppts	$1M
FY 2017	119K	$2.6B	3.9%	(10.0)%	$(263)M
B/(W) FY 2016	(42)K	$(1.0)B	(0.6) ppts	(1.7) ppts	$39M

Asia Pacific

- In 4Q, wholesale volume decreased by 6%, driven by lower market share in China
- Revenue up due to higher volume in consolidated markets, including Lincoln (in China) and ASEAN
- Lower pre-tax profit explained by lower industry pricing and lower volume in China

	Wholesales	Revenue	Market Share	Operating Margin	Pre-Tax Results
4Q 2017	452K	$3.8B	3.4%	0.1%	$5M
B/(W) 4Q 2016	(31)K	$0.4B	(0.3) ppts	(8.3) ppts	$(279)M
FY 2017	1,566K	$14.1B	3.4%	4.0%	$561M
B/(W) FY 2016	(41)K	$2.1.B	(0.3) ppts	(1.2) ppts	$(66)M

FORD CREDIT RESULTS

Ford Credit

- In 4Q, pre-tax profit up 53% from a year ago
- Pre-tax profit led primarily by strong receivables growth, financing margin and lease residual performance
- Business practices continue to be disciplined and consistent

	4Q 2017	FY 2017
Pre-Tax Results	$610M	$2.3B
B/(W) 2016	$212M	$431M

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

- Decline in industry sales volume, particularly in the United States, Europe, or China, due to financial crisis, recession, geopolitical events, or other factors;
- Lower-than-anticipated market acceptance of Ford's new or existing products or services, or failure to achieve expected growth;
- Market shift away from sales of larger, more profitable vehicles beyond Ford's current planning assumption, particularly in the United States;
- Continued or increased price competition resulting from industry excess capacity, currency fluctuations, or other factors;
- Fluctuations in foreign currency exchange rates, commodity prices, and interest rates;
- Adverse effects resulting from economic, geopolitical, protectionist trade policies, or other events;
- Work stoppages at Ford or supplier facilities or other limitations on production (whether as a result of labor disputes, natural or man-made disasters, tight credit markets or other financial distress, production constraints or difficulties, or other factors);
- Single-source supply of components or materials;
- Labor or other constraints on Ford's ability to maintain competitive cost structure;
- Substantial pension and other postretirement liabilities impairing liquidity or financial condition;
- Worse-than-assumed economic and demographic experience for pension and other postretirement benefit plans (e.g., discount rates or investment returns);
- Restriction on use of tax attributes from tax law "ownership change;"
- The discovery of defects in vehicles resulting in delays in new model launches, recall campaigns, or increased warranty costs;
- Increased safety, emissions, fuel economy, or other regulations resulting in higher costs, cash expenditures, and/or sales restrictions;
- Unusual or significant litigation, governmental investigations, or adverse publicity arising out of alleged defects in products, perceived environmental impacts, or otherwise;
- Adverse effects on results from a decrease in or cessation or claw back of government incentives related to investments;
- Cybersecurity risks to operational systems, security systems, or infrastructure owned by Ford, Ford Credit, or a third party vendor or supplier;
- Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities;
- Inability of Ford Credit to access debt, securitization, or derivative markets around the world at competitive rates or in sufficient amounts, due to credit rating downgrades, market volatility, market disruption, regulatory requirements, or other factors;
- Higher-than-expected credit losses, lower-than-anticipated residual values, or higher-than-expected return volumes for leased vehicles;
- Increased competition from banks, financial institutions, or other third parties seeking to increase their share of financing Ford vehicles; and
- New or increased credit regulations, consumer or data protection regulations, or other regulations resulting in higher costs and/or additional financing restrictions.

We cannot be certain that any expectation, forecast, or assumption made in preparing forward-looking statements will prove accurate, or that any projection will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, or otherwise. For additional discussion, see "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2016, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

CONFERENCE CALL DETAILS

Ford Motor Company [NYSE:F] and Ford Motor Credit Company release their preliminary 2017 fourth quarter and full year financial results at 4:15 p.m. EST today.

Following the release, Jim Hackett, Ford president and chief executive officer, and Bob Shanks, Ford executive vice president and chief financial officer, will host a conference call at 5:30 p.m. EST to discuss the results.

The presentation and supporting materials are available at www.shareholder.ford.com. Representatives of the investment community and the news media will have the opportunity to ask questions on the call.

Access Information – Wednesday, Jan. 24, 2018

Ford Earnings Call: 5:30 p.m. EST
Toll-Free: 1.877.870.8664
International: 1.970.297.2423
Passcode: Ford Earnings
Web: www.shareholder.ford.com

REPLAY
(Available after 9:30 p.m. EST the day of the event through Wednesday, Jan. 31, 2018)
 www.shareholder.ford.com
Toll-Free: 1.855.859.2056
International: 1.404.537.3406
Passcode: 95413410

About Ford Motor Company
Ford Motor Company is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 202,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit www.corporate.ford.com.

*   The following applies to the information throughout this release:

- The financial results discussed herein are presented on a preliminary basis. Ford and Ford Credit's Annual Report on Form 10-K for the year ended December 31, 2017 will include audited financial results.
- See tables later in this release for the nature and amount of special items, and reconciliations of the non–GAAP financial measures designated as "adjusted" to the most comparable financial measures calculated in accordance with U.S. generally accepted accounting principles ("GAAP").
- Wholesale unit sales and production volumes include Ford brand and Jiangling Motors Corporation ("JMC") brand vehicles produced and sold in China by our unconsolidated affiliates; revenue does not include these sales. See materials supporting the Jan. 24, 2018 conference call at www.shareholder.ford.com for further discussion of wholesale unit volumes.
- Automotive segment operating margin is defined as Automotive segment pre-tax profit divided by Automotive segment revenue.

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in millions, except per share amounts)

	For the years ended December 31,		
	2015	2016	**2017**
		(unaudited)	
Revenues			
Automotive	$ 140,566	$ 141,546	$ **145,653**
Financial Services	8,992	10,253	**11,113**
Other	—	1	**10**
Total revenues	149,558	151,800	**156,776**
Costs and expenses			
Cost of sales	124,446	126,183	**131,332**
Selling, administrative, and other expenses	10,763	10,972	**11,527**
Financial Services interest, operating, and other expenses	7,368	8,904	**9,104**
Total costs and expenses	142,577	146,059	**151,963**
Interest expense on Automotive debt	773	894	**1,133**
Non-Financial Services other income/(loss), net	1,854	(269)	**3,060**
Financial Services other income/(loss), net	372	438	**207**
Equity in net income of affiliated companies	1,818	1,780	**1,201**
Income before income taxes	10,252	6,796	**8,148**
Provision for/(Benefit from) income taxes	2,881	2,189	**520**
Net income	7,371	4,607	**7,628**
Less: Income/(Loss) attributable to noncontrolling interests	(2)	11	**26**
Net income attributable to Ford Motor Company	$ 7,373	$ 4,596	$ **7,602**
EARNINGS PER SHARE ATTRIBUTABLE TO FORD MOTOR COMPANY COMMON ANDCLASS B STOCK			
Basic income	$ 1.86	$ 1.16	$ **1.91**
Diluted income	1.84	1.15	**1.90**
Cash dividends declared	0.60	0.85	**0.65**

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	December 31, 2016	December 31, 2017
ASSETS	(unaudited)	
Cash and cash equivalents	$ 15,905	$ 18,492
Marketable securities	22,922	20,435
Financial Services finance receivables, net	46,266	52,210
Trade and other receivables, less allowances of $392 and $412	11,102	10,599
Inventories	8,898	10,277
Other assets	3,368	3,889
Total current assets	108,461	115,902
Financial Services finance receivables, net	49,924	56,182
Net investment in operating leases	28,829	28,235
Net property	32,072	35,327
Equity in net assets of affiliated companies	3,304	3,085
Deferred income taxes	9,705	10,973
Other assets	5,656	8,104
Total assets	$ 237,951	$ 257,808
LIABILITIES		
Payables	$ 21,296	$ 23,282
Other liabilities and deferred revenue	19,316	19,697
Automotive debt payable within one year	2,685	3,356
Financial Services debt payable within one year	46,984	48,265
Total current liabilities	90,281	94,600
Other liabilities and deferred revenue	24,395	24,711
Automotive long-term debt	13,222	12,575
Financial Services long-term debt	80,079	90,091
Deferred income taxes	691	815
Total liabilities	208,668	222,792
Redeemable noncontrolling interest	96	98
EQUITY		
Common Stock, par value $.01 per share (3,987 million shares issued of 6 billion authorized)	40	40
Class B Stock, par value $.01 per share (71 million shares issued of 530 million authorized)	1	1
Capital in excess of par value of stock	21,630	21,843
Retained earnings	15,634	21,218
Accumulated other comprehensive income/(loss)	(7,013)	(6,959)
Treasury stock	(1,122)	(1,253)
Total equity attributable to Ford Motor Company	29,170	34,890
Equity attributable to noncontrolling interests	17	28
Total equity	29,187	34,918
Total liabilities and equity	$ 237,951	$ 257,808

CONSOLIDATED STATEMENT OF CASH FLOWS

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	For the years ended December 31,		
	2015	2016	2017
Cash flows from operating activities		(unaudited)	
Net income	$ 7,371	$ 4,607	$ 7,628
Depreciation and tooling amortization	7,993	9,023	9,122
Other amortization	(27)	(306)	(669)
Provision for credit and insurance losses	418	672	717
Pension and other postretirement employee benefits ("OPEB") expense	512	2,667	(608)
Equity investment (earnings)/losses in excess of dividends received	(333)	(178)	240
Foreign currency adjustments	710	283	(403)
Net (gain)/loss on changes in investments in affiliates	(42)	(139)	(7)
Stock compensation	199	210	246
Net change in wholesale and other receivables	(5,090)	(1,449)	(836)
Provision for deferred income taxes	2,120	1,478	(232)
Decrease/(Increase) in accounts receivable and other assets	(3,563)	(2,855)	(2,297)
Decrease/(Increase) in inventory	(1,155)	(815)	(959)
Increase/(Decrease) in accounts payable and accrued and other liabilities	7,758	6,595	6,089
Other	(645)	57	65
Net cash provided by/(used in) operating activities	16,226	19,850	18,096
Cash flows from investing activities			
Capital spending	(7,196)	(6,992)	(7,049)
Acquisitions of finance receivables and operating leases	(57,217)	(56,007)	(59,354)
Collections of finance receivables and operating leases	38,130	38,834	44,641
Purchases of equity and debt securities	(41,279)	(31,428)	(27,567)
Sales and maturities of equity and debt securities	40,766	29,354	29,898
Settlements of derivatives	134	825	100
Other	500	62	(61)
Net cash provided by/(used in) investing activities	(26,162)	(25,352)	(19,392)
Cash flows from financing activities			
Cash dividends	(2,380)	(3,376)	(2,584)
Purchases of common stock	(129)	(145)	(131)
Net changes in short-term debt	1,646	3,864	1,229
Proceeds from issuance of other debt	48,860	45,961	45,801
Principal payments on other debt	(33,358)	(38,797)	(40,770)
Other	(373)	(107)	(151)
Net cash provided by/(used in) financing activities	14,266	7,400	3,394
Effect of exchange rate changes on cash and cash equivalents	(815)	(265)	489
Net increase/(decrease) in cash and cash equivalents	$ 3,515	$ 1,633	$ 2,587
Cash and cash equivalents at January 1	$ 10,757	$ 14,272	$ 15,905
Net increase/(decrease) in cash and cash equivalents	3,515	1,633	2,587
Cash and cash equivalents at December 31	$ 14,272	$ 15,905	$ 18,492

SUPPLEMENTAL FINANCIAL INFORMATION

The tables below provide supplemental consolidating financial information. The data is presented by our reportable segments, Automotive and Financial Services. All Other, Special Items, and Adjustments include our operating segments that did not meet the quantitative threshold to qualify as a reportable segment, special items, eliminations of intersegment transactions, and deferred tax netting.

Selected Income Statement Information. The following table provides supplemental income statement information, by segment (in millions):

	Automotive	Financial Services	All Other, Special Items, & Adjustments	Consolidated
	For the year ended December 31, 2017			
	(unaudited)			
Total revenues	$ 145,653	$ 11,113	$ 10	$ 156,776
Total costs and expenses	142,268	9,104	591	151,963
Interest expense on Automotive debt	—	—	1,133	1,133
Other income/(loss), net	2,705	207	355	3,267
Equity in net income of affiliated companies	1,169	32	—	1,201
Income/(loss) before income taxes	7,259	2,248	(1,359)	8,148
Provision for/(Benefit from) income taxes	2,365	(696)	(1,149)	520
Net income/(Loss)	4,894	2,944	(210)	7,628
Less: Income/(Loss) attributable to noncontrolling interests	26	—	—	26
Net income/(Loss) attributable to Ford Motor Company	$ 4,868	$ 2,944	$ (210)	$ 7,602

SUPPLEMENTAL FINANCIAL INFORMATION

Selected Balance Sheet Information. The following tables provide supplemental balance sheet information, by segment (in millions):

| | December 31, 2017 | | | |
| | (unaudited) | | | |
Assets	Automotive	Financial Services	All Other & Adjustments	Consolidated
Cash and cash equivalents	$ 8,930	$ 9,558	$ 4	$ 18,492
Marketable securities	17,554	2,881	—	20,435
Financial Services finance receivables, net	—	52,210	—	52,210
Trade and other receivables, less allowances	4,049	6,548	2	10,599
Inventories	10,277	—	—	10,277
Other assets	2,631	1,258	—	3,889
Receivable from other segments	57	1,948	(2,005)	—
Total current assets	43,498	74,403	(1,999)	115,902
Financial Services finance receivables, net	—	56,182	—	56,182
Net investment in operating leases	1,574	26,661	—	28,235
Net property	35,133	177	17	35,327
Equity in net assets of affiliated companies	2,984	101	—	3,085
Deferred income taxes	13,367	247	(2,641)	10,973
Other assets	6,329	1,702	73	8,104
Receivable from other segments	—	865	(865)	—
Total assets	$ 102,885	$ 160,338	$ (5,415)	$ 257,808
Liabilities				
Payables	$ 22,115	$ 1,162	$ 5	$ 23,282
Other liabilities and deferred revenue	18,278	1,403	16	19,697
Automotive debt payable within one year	3,356	—	—	3,356
Financial Services debt payable within one year	—	48,265	—	48,265
Payable to other segments	1,945	—	(1,945)	—
Total current liabilities	45,694	50,830	(1,924)	94,600
Other liabilities and deferred revenue	23,602	1,107	2	24,711
Automotive long-term debt	12,575	—	—	12,575
Financial Services long-term debt	—	90,091	—	90,091
Deferred income taxes	155	3,301	(2,641)	815
Payable to other segments	853	—	(853)	—
Total liabilities	$ 82,879	$ 145,329	$ (5,416)	$ 222,792

Selected Cash Flow Information. The following tables provide supplemental cash flow information, by segment (in millions):

| | | For the year ended December 31, 2017 | | |
| | | (unaudited) | | |
Cash flows from operating activities	Automotive	Financial Services	All Other & Adjustments	Consolidated
Net income	$ 4,894	$ 2,944	$ (210)	$ 7,628
Depreciation and tooling amortization	4,963	4,159	—	9,122
Other amortization	134	(803)	—	(669)
Provision for credit and insurance losses	6	711	—	717
Pension and OPEB expense	(608)	—	—	(608)
Equity investment (earnings)/losses in excess of dividends received	271	(31)	—	240
Foreign currency adjustments	(395)	(8)	—	(403)
Net (gain)/loss on changes in investments in affiliates	(7)	—	—	(7)
Stock compensation	233	10	3	246
Net change in wholesale and other receivables	—	(836)	—	(836)
Provision for deferred income taxes	651	(883)	—	(232)
Decrease/(Increase) in intersegment receivables/payables	7	(28)	21	—
Decrease/(Increase) in accounts receivable and other assets	(1,824)	(470)	(3)	(2,297)
Decrease/(Increase) in inventory	(959)	—	—	(959)
Increase/(Decrease) in accounts payable and accrued and other liabilities	5,777	301	11	6,089
Other	307	(346)	104	65
Interest supplements and residual value support to Financial Services	(4,524)	4,524	—	—
Net cash provided by/(used in) operating activities	8,926	$ 9,244	$ (74)	$ 18,096

Reconciling Adjustments to Automotive Segment Operating Cash Flows*

Automotive capital spending	(7,001)
Settlements of derivatives	217
Funded pension contributions	1,434
Separation payments	281
Other	51
Automotive Segment Operating Cash Flows	$ 3,908

_____

* We measure and evaluate our Automotive segment operating cash flow on a different basis than Net cash provided by/(used in) operating activities in our consolidated statement of cash flows. Automotive segment operating cash flow includes additional elements management considers to be related to our Automotive operating activities, primarily capital spending and non-designated derivatives, and excludes outflows for funded pension contributions, separation payments, and other items that are considered operating cash flows under U.S. GAAP. The table above quantifies the reconciling adjustments to Net cash provided by/(used in) operating activities for the period ended December 31, 2017.

SUPPLEMENTAL FINANCIAL INFORMATION

Selected Cash Flow Information. The following tables provide supplemental cash flow information, by segment (in millions):

| | | For the year ended December 31, 2017 | | |
| | | (unaudited) | | |
Cash flows from investing activities	Automotive	Financial Services	All Other & Adjustments	Consolidated
Capital spending	$ (7,001)	$ (45)	$ (3)	$ (7,049)
Acquisitions of finance receivables and operating leases	—	(59,354)	—	(59,354)
Collections of finance receivables and operating leases	—	44,641	—	44,641
Purchases of equity and debt securities	(21,665)	(5,898)	(4)	(27,567)
Sales and maturities of equity and debt securities	23,582	6,316	—	29,898
Settlements of derivatives	217	(117)	—	100
Other	(71)	17	(7)	(61)
Investing activity (to)/from other segments	231	—	(231)	—
Net cash provided by/(used in) investing activities	$ (4,707)	$ (14,440)	$ (245)	$ (19,392)

Cash flows from financing activities	Automotive	Financial Services	All Other & Adjustments	Consolidated
Cash dividends	$ (2,584)	$ —	$ —	$ (2,584)
Purchases of common stock	(131)	—	—	(131)
Net changes in short-term debt	69	1,160	—	1,229
Proceeds from issuance of other debt	807	44,994	—	45,801
Principal payments on other debt	(1,398)	(39,372)	—	(40,770)
Other	(46)	(105)	—	(151)
Financing activity to/(from) other segments	—	(315)	315	—
Net cash provided by/(used in) financing activities	$ (3,283)	$ 6,362	$ 315	$ 3,394
Effect of exchange rate changes on cash and cash equivalents	$ 174	$ 315	$ —	$ 489

NON-GAAP FINANCIAL MEASURES THAT SUPPLEMENT GAAP MEASURES

We use both GAAP and non-GAAP financial measures for operational and financial decision making, and to assess Company and segment business performance. The non-GAAP measures listed below are intended to be considered by users as supplemental information to their equivalent GAAP measures, to aid investors in better understanding our financial results. We believe that these non-GAAP measures provide useful perspective on underlying business results and trends, and a means to assess our period-over-period results. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP measures may not be the same as similarly titled measures used by other companies due to possible differences in method and in items or events being adjusted.

Company Adjusted Pre-tax Profit (Most Comparable GAAP Measure: Net income attributable to Ford) – The non-GAAP measure is useful to management and investors because it allows users to evaluate our pre-tax results excluding pre-tax special items. Pre-tax special items consist of (i) pension and OPEB remeasurement gains and losses that are not reflective of our underlying business results, (ii) significant restructuring actions related to our efforts to match production capacity and cost structure to market demand and changing model mix, and (iii) other items that we do not necessarily consider to be indicative of earnings from ongoing operating activities. When we provide guidance for adjusted pre-tax profit, we do not provide guidance on a net income basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

Adjusted Earnings Per Share (Most Comparable GAAP Measure: Earnings Per Share) – Measure of Company's diluted net earnings per share adjusted for impact of pre-tax special items (described above), and tax special items. The measure provides investors with useful information to evaluate performance of our business excluding items not indicative of underlying run rate of our business. When we provide guidance for adjusted earnings per share, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

Adjusted Effective Tax Rate (Most Comparable GAAP Measure: Effective Tax Rate) – Measure of Company's tax rate excluding pre-tax special items (described above) and tax special items. The measure provides an ongoing effective rate which investors find useful for historical comparisons and for forecasting. When we provide guidance for adjusted effective tax rate, we do not provide guidance on an effective tax rate basis because the GAAP measure will include potentially significant special items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end, including pension and OPEB remeasurement gains and losses.

NET INCOME RECONCILIATION TO ADJUSTED PRE-TAX PROFIT

(Mils)	4Q		FY	
	2016	2017	2016	2017
Net income / (Loss) attributable to Ford (GAAP)	$ (783)	$ 2,409	$ 4,596	$ 7,602
Income / (Loss) attributable to non-controlling interests	2	4	11	26
Net income / (Loss)	$ (781)	$ 2,413	$ 4,607	$ 7,628
Less: (Provision for) / Benefit from income taxes	336	524	(2,189)	(520)
Income / (Loss) before income taxes	$ (1,117)	$ 1,889	$ 6,796	$ 8,148
Less: Special items pre-tax	(3,249)	152	(3,579)	(289)
Adjusted pre-tax profit (Non-GAAP)	$ 2,132	$ 1,737	$ 10,375	$ 8,437

EARNINGS PER SHARE RECONCILIATION TO ADJUSTED EARNINGS PER SHARE

	2017	
	4Q	FY
<u>Diluted After-Tax Results</u> (Mils)		
Diluted after-tax results (GAAP)	$ 2,409	$ 7,602
Less: Impact of pre-tax and tax special items	849	486
Adjusted net income – diluted (Non-GAAP)	$ 1,560	$ 7,116
<u>Basic and Diluted Shares</u> (Mils)		
Basic shares (average shares outstanding)	3,973	3,975
Net dilutive options and unvested restricted stock units	27	23
Diluted shares	4,000	3,998
Earnings per share – diluted (GAAP)	$ 0.60	$ 1.90
Less: Net impact of adjustments	0.21	0.12
Adjusted earnings per share – diluted (Non-GAAP)	$ 0.39	$ 1.78

EFFECTIVE TAX RATE RECONCILIATION TO ADJUSTED EFFECTIVE TAX RATE

	2017		Memo:
	4Q	FY	FY 2016
Pre-Tax Results (Mils)			
Income / (Loss) before income taxes (GAAP)	$ 1,889	$ 8,148	$ 6,796
Less: Impact of special items	152	(289)	(3,579)
Adjusted pre-tax profit (Non-GAAP)	$ 1,737	$ 8,437	$ 10,375
Taxes (Mils)			
(Provision for) / Benefit from income taxes (GAAP)	$ 524	$ (520)	$ (2,189)
Less: Impact of special items	697	775	1,121
Adjusted (provision for) / benefit from income taxes (Non-GAAP)	$ (173)	$ (1,295)	$ (3,310)
Tax Rate (Pct)			
Effective tax rate (GAAP)	(27.7)%	6.4%	32.2%
Adjusted effective tax rate (Non-GAAP)	10.0%	15.3%	31.9%

SPECIAL ITEMS

(Mils)	4Q		FY	
	2016	2017	2016	2017
Pension and OPEB gain / (loss)				
Year end net pension and OPEB remeasurement loss	$ (2,985)	$ (162)	$ (2,985)	$ (162)
Other pension remeasurement loss	-	-	(11)	-
Pension curtailment gain	-	354	-	354
Separation-related actions	(11)	(38)	(304)	(297)
Other Items				
San Luis Potosi plant cancellation	(199)	-	(199)	41
Japan, Indonesia market closure	(54)	-	(80)	-
Next-generation Focus footprint change	-	(2)	-	(225)
Total pre-tax special items	$ (3,249)	$ 152	$ (3,579)	$ (289)
Tax special items	$ 1,248	$ 697	$ 1,121	$ 775
Memo:				
Special items impact on earnings per share*	$ (0.50)	$ 0.21	$ (0.61)	$ 0.12

* Includes related tax effect on special items and tax special items

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(in millions)

	For the Years Ended December 31,		
	2015	2016	**2017**
		(unaudited)	
Financing revenue			
Operating leases	$ 4,865	$ 5,555	$ **5,552**
Retail financing	2,819	3,070	**3,451**
Dealer financing	1,539	1,760	**1,903**
Other	57	38	**70**
Total financing revenue	9,280	10,423	**10,976**
Depreciation on vehicles subject to operating leases	(3,640)	(4,329)	**(4,135)**
Interest expense	(2,416)	(2,755)	**(3,175)**
Net financing margin	3,224	3,339	**3,666**
Other revenue			
Insurance premiums earned	133	156	**158**
Fee based revenue and other	—	—	**243**
Total financing margin and other revenue	3,357	3,495	**4,067**
Expenses			
Operating expenses	1,139	1,274	**1,295**
Provision for credit losses	347	547	**588**
Insurance expenses	69	125	**124**
Total expenses	1,555	1,946	**2,007**
Other income, net	284	330	**250**
Income before income taxes	2,086	1,879	**2,310**
Provision for / (Benefit from) income taxes	723	506	**(697)**
Net income	$ 1,363	$ 1,373	$ **3,007**

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	December 31, 2016	December 31, 2017
	(unaudited)	
ASSETS		
Cash and cash equivalents	$ 8,077	$ 9,558
Marketable securities	3,280	2,881
Finance receivables, net	102,981	116,003
Net investment in operating leases	27,209	26,661
Notes and accounts receivable from affiliated companies	811	1,076
Derivative financial instruments	909	935
Other assets	2,822	3,329
Total assets	$ 146,089	$ 160,443
LIABILITIES		
Accounts payable		
Customer deposits, dealer reserves, and other	$ 1,065	$ 1,171
Affiliated companies	336	592
Total accounts payable	1,401	1,763
Debt	126,492	137,828
Deferred income taxes	3,230	2,386
Derivative financial instruments	166	310
Other liabilities and deferred income	1,997	2,272
Total liabilities	133,286	144,559
SHAREHOLDER'S INTEREST		
Shareholder's interest	5,227	5,227
Accumulated other comprehensive income / (loss)	(890)	(419)
Retained earnings	8,466	11,076
Total shareholder's interest attributable to Ford Motor Credit Company	12,803	15,884
Shareholder's interest attributable to noncontrolling interests	—	—
Total shareholder's interest	12,803	15,884
Total liabilities and shareholder's interest	$ 146,089	$ 160,443

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

		For the Years Ended December 31,	
	2015	2016	**2017**
		(unaudited)	
Cash flows from operating activities			
Net income	$ 1,363	$ 1,373	$ **3,007**
Adjustments to reconcile net income to net cash provided by operations			
Provision for credit losses	347	547	**588**
Depreciation and amortization	4,465	5,121	**4,928**
Amortization of upfront interest supplements	(1,078)	(1,341)	**(1,686)**
Net change in deferred income taxes	1,042	340	**(923)**
Net change in other assets	129	(413)	**(606)**
Net change in other liabilities	(348)	462	**480**
All other operating activities	(210)	142	**(123)**
Net cash provided by / (used in) operating activities	$ 5,710	$ 6,231	$ **5,665**
Cash flows from investing activities			
Purchases of finance receivables	(39,512)	(37,494)	**(43,232)**
Principal collections of finance receivables	31,560	30,924	**37,277**
Purchases of operating lease vehicles	(14,355)	(14,441)	**(12,780)**
Proceeds from termination of operating lease vehicles	6,570	7,920	**8,538**
Net change in wholesale receivables and other short-duration receivables	(5,126)	(1,499)	**(874)**
Purchases of marketable securities	(12,199)	(7,289)	**(5,899)**
Proceeds from sales and maturities of marketable securities	12,704	6,756	**6,316**
Settlements of derivatives	210	215	**(117)**
All other investing activities	20	(164)	**(34)**
Net cash provided by / (used in) investing activities	(20,128)	(15,072)	**(10,805)**
Cash flows from financing activities			
Proceeds from issuances of long-term debt	48,124	42,971	**44,994**
Principal payments on long-term debt	(31,474)	(38,000)	**(39,372)**
Change in short-term debt, net	1,229	3,403	**1,195**
Cash distributions to parent	(250)	—	**(406)**
All other financing activities	(101)	(103)	**(105)**
Net cash provided by / (used in) financing activities	17,528	8,271	**6,306**
Effect of exchange rate changes on cash and cash equivalents	(403)	(239)	**315**
Net increase / (decrease) in cash and cash equivalents	$ 2,707	$ (809)	$ **1,481**
Cash and cash equivalents at January 1	$ 6,179	$ 8,886	$ **8,077**
Net increase / (decrease) in cash and cash equivalents	2,707	(809)	**1,481**
Cash and cash equivalents at December 31	$ 8,886	$ 8,077	$ **9,558**